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                                                                    EXHIBIT 20.1






FOR IMMEDIATE RELEASE


For Investor Relations, contact:                   For Media Relations, contact:
Julie Rowinski                                     Theresa Campbell
(408) 933-1724                                     Catapult Partners Inc.
jrowinski@backweb.com                              650-524-1720
                                                   theresa@catapultinc.com



                   BACKWEB REPORTS THIRD QUARTER 1999 RESULTS


      -- COMPANY REPORTS 156 PERCENT REVENUE GROWTH AND ADDS 26 COMPANIES
                           TO GLOBAL CUSTOMER LIST --


SAN JOSE, CALIFORNIA -- OCTOBER 21, 1999 -- BackWeb(R) Technologies Ltd. (Nasdaq: BWEB), a leading provider of Push for e-business solutions, today announced results for the third quarter ended September 30, 1999.

Revenues for the period increased 156 percent to $6.2 million, from $2.4 million in the same period a year earlier and up 22 percent from $5.1 million in the previous quarter. Excluding amortization charges related to a previous acquisition and deferred stock compensation, BackWeb's net loss for the third quarter of 1999 was $1.6 million, or $0.05 per share loss, compared to a net loss of $2.9 million or $0.13 per share loss for the third quarter of 1998, and a net loss of $2.4 million, or $0.09 per share loss for the second quarter of 1999.

Including amortization charges, net loss for the quarter ended September 30, 1999 was $2.4 million, or $0.07 per share loss, compared to a net loss of $3.3 million, or $0.15 per








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share loss for the third quarter of 1998, and a net loss of $3.3 million, or
$0.12 per share loss for the second quarter of 1999.

"Our third quarter results show that the Push category is generating accelerated momentum," said Eli Barkat, BackWeb chairman and CEO. "As the leader in the category, BackWeb continues to attract industry-leading, globally branded companies such as Nortel, Lucent and British Telecom. During the quarter, BackWeb expanded its product suite offering, its global 2000 customer base, and increased its desktop presence worldwide. As a result, we believe that we are making significant strides toward our objective of being the recognized de facto standard in Push for e-business solutions."


THIRD QUARTER HIGHLIGHTS

Primary drivers for the company's third quarter growth include the continued acceptance of the Sales Accelerator product. Sales of packaged applications built on BackWeb's infrastructure now make up a significant portion of BackWeb's license revenue.

In the quarter, BackWeb added two new products to its Accelerator Suite of packaged applications. Service Accelerator is an application targeted at proactive delivery of critical information to deployed service personnel. The application can politely push and notify the recipient of new software updates, new documentation, service alerts, and similar rich content critical in efficient operation of deployed service organizations.

The Rapid Survey module was introduced as a standard component in the Service Accelerator application and as an option to the previously announced Sales Accelerator. The Rapid Survey Module automates the process of getting feedback from users in survey form. Rapid Survey also includes simple tools for tabulating and reporting results. BackWeb believes that customer reception to these products has been increasingly strong.

Third quarter sales to global 2000 customers continue to show the broad applicability of BackWeb's solutions to today's e-business challenges. Major customer wins this quarter







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include Nortel, Ericsson, British Telecom, Disney, Lucent, Jefferies & Co.,
BancBoston, and Telenordia.


ABOUT BACKWEB TECHNOLOGIES

BackWeb Technologies is a leading provider of Push for e-business solutions. Corporations such as Cisco, Compaq, Hewlett-Packard and Schlumberger Dowell have deployed BackWeb's Push communication infrastructure for managing critical changes for key e-business and customer service applications. BackWeb Technologies is headquartered in San Jose, California and Ramat Gan, Israel. For more information, visit its Web site at WWW.BACKWEB.COM or call 800-863-0100.

Statements in this news release which are not purely historical are forward-looking statements within the meaning of the U.S. Federal Securities laws, including any statements regarding beliefs, plans, expectations or intentions regarding the future. In the event that the Push for e-business category fails to maintain its growth, or if we are unable to continue to attract industry-leading, globally-branded companies, expand our product suite or increase our desktop presence, actual results could differ materially from those in such forward-looking statements. Other factors that could cause actual results to differ materially include changes in the competitive landscape, including new competitors and/or the impact of competitive pricing and products, dependence upon a limited number of key resellers and customers, timely availability and customer acceptance of new and existing products, rapid changes in market conditions due to changing technological standards, fluctuations in quarterly results, BackWeb's dependence upon and ability to attract and retain qualified employees, potential Year 2000 problems with BackWeb's products or internal operating systems, and the risks and uncertainties detailed from time to time in BackWeb's periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BackWeb undertakes no obligation to publicly update or revise any forward-looking statements.


(C) 1999 BackWeb Technologies Inc. BackWeb is a registered trademark of BackWeb Technologies. All other trademarks are the property of their respective owners.






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                            BACKWEB TECHNOLOGIES LTD
                           Consolidated Balance Sheets
                                 (in thousands)



                                 Sept. 30,     June 30,    March 31,     Dec. 31,
                                   1999          1999        1999         1998
ASSETS

Current assets:
 Cash and cash
  equivalents                     $17,463      $37,047      $11,137      $ 6,449
 Short term
  investments                     $56,930      $42,329      $    --      $    --
 Accounts receivable                5,586        4,295        5,753        2,590
 Other current assets               1,962          887        1,085          712
                                  -------      -------      -------      -------
  Total current assets             81,941       84,558       17,975        9,751

Property and
 equipment, net                     1,569        1,188          989        1,030
Goodwill and other
 purchased
 intangibles, net                     552          962        1,389        1,824
Other assets                          123          116           96           96
                                  -------      -------      -------      -------
                                  $84,185      $86,824      $20,449      $12,701
                                  =======      =======      =======      =======

LIABILITIES AND
SHAREHOLDERS' EQUITY

Current liabilities:

 Line of credit                   $    --      $    --      $ 2,000      $ 2,000
 Accounts payable
  and accrued
  liabilities                       4,911        5,691        3,689        3,357
 Deferred revenue                   3,275        3,121        2,201        1,666
 Payable of related
  parties                             240          235          140          304
 Current portion of
  shareholders' loans                 792          822          927          828
                                  -------      -------      -------      -------
      Total current
       liabilities                  9,218        9,869        8,957        8,155

Accrued severance
 pay, net                             149          154          108           93
Shareholders' loans                    --           --           --          327

Total Shareholders'
 equity                            74,818       76,801       11,384        4,126
                                  -------      -------      -------      -------
                                  $84,185      $86,824      $20,449      $12,701
                                  =======      =======      =======      =======


                                    UNAUDITED


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                            BACKWEB TECHNOLOGIES LTD
                      Consolidated Statements of Operations
                      (in thousands, except per share data)



                             Three Months Ended            Nine Months Ended
                          Sept. 30,      Sept. 30,      Sept. 30,      Sept. 30,
                            1999           1998           1999           1998
Revenues:
 License                  $  4,875       $  2,127       $ 12,415       $  5,249
 Service                     1,340            303          2,982            794
                          --------       --------       --------       --------
  Total revenues             6,215          2,430         15,397          6,043
Cost of revenues:
 License                        59             45            177            174
 Service                     1,118            361          2,415          1,011
                          --------       --------       --------       --------
  Total cost of
   revenues                  1,177            406          2,592          1,185

Gross profit                 5,038          2,024         12,805          4,858

Operating
expenses:
 Research and
  development                1,584          1,105          3,992          3,583
 Sales and
  marketing                  4,873          3,268         13,069          9,856
 General and
  administrative             1,223            756          3,231          2,260
 Amortization of
  goodwill, other
  intangibles, and
  deferred stock
  compensation                 848            401          2,922          1,203
                          --------       --------       --------       --------
   Total operating
     expenses                8,528          5,530         23,214         16,902
                          --------       --------       --------       --------

Loss from
 operations                 (3,490)        (3,506)       (10,409)       (12,044)

Other income, net            1,074            186          1,003            205
                          --------       --------       --------       --------
Net loss                  $ (2,416)      $ (3,320)      $ (9,406)      $(11,839)
                          ========       ========       ========       ========
Basic and diluted
 net loss per
 share (including
 amort.)                  $  (0.07)      $  (0.15)      $  (0.34)      $  (0.58)
                          ========       ========       ========       ========






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
Basic and diluted
 net loss per
 share (excluding
 amort.)                  $  (0.05)      $  (0.13)      $  (0.23)      $  (0.52)
                          ========       ========       ========       ========
Shares used in
 computing basic
 and diluted net
 loss per share             32,612         22,326         27,771         20,475



                                    UNAUDITED